Tel: 215-564-1900 Fax: 215-564-3940 www.bdo.com	Exhibit 16.1 Ten Penn Center 1801 Market Street, Suite 1700 Philadelphia, PA 19103

September 10, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 4, 2020, to be filed by our former client, Mid Penn Bancorp, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.